Mail Stop 4561

January 6, 2010

Rami Hadar, Chief Executive Officer
Allot Communications Ltd.
22 Hanagar Street
Neve Ne'eman Industrial Zone B
Hod-Hasharon 45240 Israel

> **Re:** **Allot Communications Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2008**
> **Filed May 7, 2009**
> **File No. 001-33129**

Dear Mr. Hadar:

We have reviewed your response letter dated December 18, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 25, 2009.

Form 20-F for the Fiscal Year Ended December 31, 2008

General

1. As previously requested, provide a statement from the Company acknowledging that:
    *   the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
    *   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
    *   the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rami Hadar
Allot Communications Ltd.
January 6, 2010
Page 2

2.   Please refer to prior comment 5. We note that you requested confidential
treatment pursuant to Rule 83 of the Freedom of Information Act for information
contained in the separately provided letter referenced in your response. Please
note that Rule 83 sets forth the procedures for a registrant to request confidential
treatment for information contained in a response letter or for supplemental
information provided to us. If you seek to rely upon this rule, the response letter
submitted electronically must, on each page where you omit information from the
electronic version of the letter, designate or mark the place where you omit
material and tie the omission to a legend that indicates material has been omitted
and provide any other required information. Note that the rule also requires you
to clearly mark each page with the words "Confidential Treatment Requested by
[name]" and an identifying number and code, such as a Bates-stamped number.
Further, in your written request for confidential treatment, you must refer to the
record by the identifying number and code. If you wish to rely on this rule, please
re-file your correspondence on EDGAR accordingly and resubmit a confidential
treatment request that conforms to the rule.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine
Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions
regarding comments on the financial statements and related matters. Please address
questions regarding all other comments to Stephani Bouvet, at (202) 551-3545 or Maryse
Mills-Apenteng, Special Counsel, at (202) 551-3457. If you need further assistance, you
may contact me at (202) 551-3406.

Sincerely,

Patrick Gilmore
Accounting Branch Chief